FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding increase in Shareholding in A Shares by the controlling shareholder of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on December 27, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Increase in Shareholdings in A Shares by controlling shareholder

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As stated in the announcement dated 4 January 2011 regarding "The acquisition of A Shares in Huaneng Power International, Inc. by its controlling shareholder" made by Huaneng Power International, Inc. (the "Company"), the Company’s controlling shareholder, China Huaneng Group ("Huaneng Group"), would increase its shareholdings in the Company starting from 31 December 2010, and would continue to acquire the A Shares of the Company based on its own needs and the market conditions within a period of 12 months from 31 December 2010. The aggregate of such acquisition will not exceed 2% (inclusive of the initial share increase) of the issued share capital of the Company.

On 23 December 2011, the Company received a notification from Huaneng Group that Huaneng Group has in accordance with the follow-on acquisition plan acquired certain A Shares of the Company. Relevant particulars are set out below:

On 31 December 2010, Huaneng Group, through Huaneng Capital Services Company Limited (its wholly-owned subsidiary), via the trading system at the Shanghai Stock Exchange, acquired 12,876,654 A Shares of the Company, representing approximately 0.09% of the total issued share capital of the Company. On 23 December 2011, Huaneng Group, through China Huaneng Finance Corporation Limited (its controlling subsidiary), via the block trading system at the Shanghai Stock Exchange further acquired 143,620,000 A Shares of the Company. To-date, Huaneng Group has in aggregate acquired 156,496,654 A Shares, representing approximately 1.11% of the total issued share capital of the Company. Huaneng Group directly and indirectly controls 7,298,283,321 shares of the Company, representing approximately 51.93% of the total issue share capital of the Company.

The Company will continue to pay attention to the relevant circumstances regarding the increase in shareholdings in the Company by Huaneng Group and its parties acting in concert, and will comply with the relevant requirements to perform timely information disclosure obligations.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
27 December 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan

Title: Company Secretary

Date:    December 28, 2011